

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 7, 2007

By U.S. Mail and Facsimile

Mr. Richard M. Whiting
President and Chief Executive Officer
Patriot Coal Corporation
701 Market Street
St. Louis, Missouri 63101

**Re: Patriot Coal Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed August 20, 2007
File No. 1-33466**

Dear Mr. Whiting:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are in receipt of your application dated August 20, 2007 for an order granting confidential treatment for portions of exhibit 10.5 to the Form 10. We are currently processing that request and will provide any comments that we may have in a separate letter.   We will not be in a position to complete our review of your Form 10 until all outstanding issues, including the confidential treatment request, have been resolved.

Risk Factors

"As our coal supplies agreements expire…," page 14

2.   We note your response to our prior comment 8 and reissue it in part. Please delete
      the last clause of the first sentence, which tends to mitigate the risk discussed, and
      delete the table and other statistical information showing your coal supply
      commitments since you discuss this information later in the prospectus.

The Spin-Off

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 28

3.   We note your response to our prior comment 15. We note, however, that both of
      these conditions may be waived by Peabody. Revise your disclosure to specify that.
      Also, in regard to the bulleted statements on page 29, indicate which will be in the
      IRS letter ruling and which will be Ernst & Young's opinion.

Notes to Unaudited Pro Forma Combined Financial Statements, page 37

Note (b)

4.   We note your response to prior comments 21 and 22. Your disclosure on page 108
      indicates that you will provide health and welfare benefits to your employees and
      retirees after the distribution date, which will generally be similar to the benefits
      Peabody provided to such persons. Please clarify how you calculated your estimate
      with respect to this adjustment. It remains unclear how this adjustment is factually
      supportable.

 Note (d)

5.   We note your response to prior comment 24. It appears that this adjustment is an
      estimate of potential cost savings due to the spin off from Peabody. It remains
      unclear how your total estimate is factually supportable. We note your breakdown
      of $13.2 million of these costs; however, the balance remains unclear. Please
      contact us to discuss.

Note (g)

6.   We note your response to prior comment 27. Please clarify how you determined
      that the reversal of a valuation allowance was factually supportable and will have a
      continuing impact as required by Rule 11-02(b)(6).

Note (l)

7.   We note your response to prior comment 30 and it appears that you have recorded an additional adjustment currently referenced as note (l). Related to note (l), please tell us if the adjustment you have made is factually supportable as evidenced by signed contractual agreements. Otherwise, please tell us why you believe this is an appropriate pro forma adjustment. In addition, please clarify if the adjustment related to reclamation equipment is an assignment or some other form of transaction.

Management

Board of Directors, page 88

8.   We note your response to our prior comment 37 and reissue it.

Annual Incentive Plan, page 95

9.   We note your response to our prior comment 39. You state that 60% of the annual bonus will be nondiscretionary and based on Peabody's performance in accordance with Peabody's annual incentive plan, and 40% will be based on successful achievement of individual performance objectives established by Patriot's CEO, which will "include" successful completion of the spin-off and transition to a stand-alone company. Specifically state the individual performance objectives established by you that each of your named executive officers must meet to obtain the 40% portion of their annual bonus.   State whether your CEO set his own performance objectives for the 40% portion of his annual bonus. Describe the anticipated role of your CEO in setting executive compensation in the future.

Employment Agreements, page 98

10. We note your response to our prior comment 41. Please provide a definition of the term "change in control."

Our Relationship with Peabody After the Spin-off

Master Coal Supply Agreements, page 110

11. In regard to your discussion of each of these contracts, supply all of the information required by Item 404(a) of Regulation S-K, including the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction, computed without regard to the amount of profit or loss. Finally, file Coal Supply Agreement II as an exhibit.

Throughput Agreement, page 111

12. In regard to your discussion of this contract, supply all of the information required by Item 404(a) of Regulation S-K, including the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction, computed without regard to the amount of profit or loss. Finally, file the contract as an exhibit.

Guarantees, page 111

13. State whether Peabody can waive the condition to the spin-off that Patriot be released from the guarantees.

Description of Our Capital Stock

Common Stock

Voting Rights, page 113

14. State the vote required to decide matters submitted to a meeting of stockholders, and the vote required to elect directors. We note that Section 1.6 of your by-laws provides that directors are elected by a plurality vote.

Combined Financial Statements, page F-1

15. We note that numerous line items in your audited financial statements included in your amended filing differ from your audited financial statements included in your original filing. Please tell us the nature of each revision for all periods presented. In addition, please tell us why the financial statements are not reflected as "restated" and accompanied by the disclosures required under SFAS 154.

16. We note your response to prior comment 49 and the revised disclosure in your amended filing. Please revise to include revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. Refer to paragraph 38(a) of SFAS 131.

17. We note your response to prior comments 31 and 50. Based on the supplemental information provided regarding the CODM's use of EBITDA, it appears you have multiple operating segments as defined by paragraph 10 of SFAS 131. Please explain how you are able to conclude that these operating segments have similar economic characteristics to warrant aggregation in accordance with paragraph 17 of

SFAS 131. It appears from your analysis that profitability varies significantly. Please also refer to the guidance found in EITF D-101.

Report of Independent Registered Public Accountant, page F-2

18. Please tell us why the opinion included in the original filing was dated May 11, 2007 while the opinion included in the amended filing is dated August 17, 2007.

Note 5. Investment in Joint Ventures, page F-15

19. We note your response to prior comment 51. Please clarify why the investment in Dominion Terminal Associates was eliminated from the combined entity comprising your company. In addition, please quantify the impact to your financial statements as it relates to this revision and tell us why you have not provided the disclosures required by SFAS 154.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Richard M. Whiting
Patriot Coal Corporation
September 7, 2007
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Dan Holzer, Esq. (by facsimile)
       Rhett Brandon, Esq. (by facsimile)
       J. Cannarella
       K. Schuler
       T. Levenberg
       D. Levy